

2 Quarter 2002

Smedvig

2 QUARTER 2002

MAIN EVENTS

- Continued strong operating profit for the tender rigs division
- Weak operating profit for the mobile units division
- New long-term contract with Statoil for supply of wireline services
- New contracts for semi-tender West Alliance and semi-submersible rig West Alpha
- Result impacted by sharp decline in the NOK/US$ exchange rate

RESULTS

Consolidated revenues for the first half of 2002 amounted to NOK 1,733 million as compared to NOK 1,850 million for the same period in 2001. Operating profit for the same period totaled NOK 313 million as compared to NOK 492 million for the same period in 2001.

Revenues for the second quarter 2002 were NOK 854 million, down from NOK 879 million in the preceding quarter.

Operating profit for the second quarter was NOK 152 million, NOK 9 million lower than the preceding quarter. The decrease was primarily a result of an appreciation of the Norwegian krone versus the US dollar, reducing the contributions from the mobile units and tender rigs divisions.

Net financial expenses for the second quarter was NOK 40 million as compared to NOK 9 million in the preceding quarter. The main reason for the increase was higher interest rate expenses as a result of losses on interest rate swap agreements.

Income before income taxes for the second quarter was NOK 112 million, which is NOK 40 million lower than for the preceding quarter.

Net income for the quarter was NOK 98 million as compared to NOK 129 million in the preceding quarter.

Cash flow in the quarter amounted to NOK 255 million, which is NOK 30 million higher than for the preceding quarter.

At the end of the second quarter, the Company's draw-down on its revolving credit facility remained unchanged from the previous quarter at US$ 410 million. Cash, cash equivalents and short-term investments amounted to NOK 723 million, down from NOK 931 million at the end of the previous quarter.

The quarterly report is prepared in accordance with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS DIVISION

The Company's mobile units, with the exception of the semi-submersible rig West Alpha, were all employed during the quarter. The utilization rate was 71 percent as compared to 70 percent in the preceding quarter. Operating profit was NOK 25 million as compared to NOK 23 million in the preceding quarter.

The drillship West Navion was operating offshore Canada for Marathon Oil. After completion of the Marathon contract, the drillship is scheduled to move to UK waters to drill exploration wells for Amerada Hess. This is expected to keep the drillship continuously employed until December 2002. However, due to extended drilling operations in Canada, it is possible that the remaining program for West Navion may be altered.

The fifth-generation semi-submersible rig West Venture and the third-generation semi-submersible rig West Vanguard continued drilling operations for Norsk Hydro on the Troll field.

The fourth-generation semi-submersible rig West Alpha had a yard-stay for replacement of the main engines and generator sets during most of the quarter. Early August, the unit will start operations for Shell in the UK sector of the North Sea. In July, the rig was awarded a new contract from Britannia Operator Limited. The new contract is in direct continuation of the Shell assignment and is expected to keep the unit employed throughout February 2003.

The ultra-large jack-up West Epsilon continued operations for Nederlandse Aardolie Maatschappij (NAM) in the Netherlands. The work for NAM was completed ultimo July and the rig was moved to a yard in the Netherlands for drilling equipment upgrade. The upgrading is in preparation for the next assignment for BP on the Valhall field in Norway with commencement scheduled for early September this year.

TENDER RIGS DIVISION

The Company's tender rigs were all employed during the quarter with 100 percent utilization, the same as the preceding quarter. The operating profit was NOK 113 million down from NOK 124 million in the preceding quarter, mainly due to a strengthening of the Norwegian krone versus the US dollar.

The tenders T-2 and T-3 continued their work for Esso Production Malaysia Inc (EPMI). T-4 and T-7 continued their operations for Unocal in Thailand, while T-6 and T-8 carried out operations for Petronas Carigali in Malaysia and PTT Exploration and Production Company in Thailand, respectively.

The semi-tenders West Pelaut and West Menang continued drilling operations under contracts with Brunei Shell while the semi-tender West Alliance continued operations for EPMI.

In July, the semi-tender West Alliance was awarded a contract by Unocal Makassar Ltd. for the drilling of production wells on the West Seno field offshore Indonesia, in approximately 1,000 meters of water. This is the first deepwater drilling assignment for a self-erecting tender rig. The duration of the assignment is three years with an option for the operator to

Revenues
NOK mill.



1,200
960
720
480
240
0
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

Operating profit
NOK mill.



350
280
210
140
70
0
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

Cash flow
NOK mill.



700
560
420
280
140
0
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

terminate the contract after 18 months. Commencement is scheduled for January 2003 after a short period at a yard for modifications required for the Unocal work.

PLATFORM DRILLING DIVISION

During the quarter, operations of the platform drilling division proceeded satisfactorily. Operating profit was NOK 16 million in line with the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil.

For BP the Company continued drilling operations and maintenance work on the Ula, Gyda and Valhall fields.

The Company performed drilling and maintenance work for Phillips Petroleum on the Ekofisk field. The work for Phillips on Ekofisk is expected to continue until December 2002.

The division includes well service operations. The level of activity for this business was in line with the previous quarters. In June, the Company was awarded a new three-year contract with Statoil with options for another four years.

EXECUTIVE MANAGEMENT

In June, Mr. Kjell E. Jacobsen, who has been acting Chief Executive Office since year-end 2001, was appointed Chief Executive Officer.

THE BALDER LITIGATION

The court proceedings between Esso and Smedvig in the Stavanger City Court were completed early November 2001. The final net claims from Esso against Smedvig are approximately NOK 2.75 billion, whilst Smedvig's claims against Esso are approximately NOK 2.5 billion. Both figures are exclusive of claims for interests and litigation costs. The Court has informed the parties that a ruling most likely will be announced mid 2003, previously expected in the fourth quarter 2002.

While litigation is always uncertain, the Board of Directors does not believe the ultimate outcome of this dispute will have a material adverse effect on the financial position of the Company.

PROSPECTS

A weaker outlook for the world economy has increased the uncertainty with respect to the future demand for oil and gas. As a consequence, the overall demand for offshore drilling units has diminished, reducing the total number of employed rigs. For the Company's mobile units with short-term employment this development increases the risk for discontinuity in employment, and idle periods can not be ruled out.

Longer term, however, the balance of supply and demand in the Company's primary offshore drilling markets is believed to gradually improve. It is expected that the major oil companies will keep exploration and development expenditure high in order to maintain reserve levels and even secure growth in production. This should in return support demand for drilling services worldwide especially for the deep-water regions. In addition, the demand for modern and advanced drilling units in the more conventional water depths is believed to be less volatile than the general market.

For the Company's tender rigs the market outlook remains sound due to plans for a number of new field developments in Southeast Asia. In addition, Smedvig believes that the new cost-effective concept combining tender rigs and floating wellhead platforms for the development of deepwater fields in benign waters will expand the market for tender rigs in the longer term.

At the end of the second quarter, Smedvig has a backlog of drilling contracts averaging 10 months for its mobile units and 26 months for its tender rigs. This sound contract situation is expected to provide a reasonable cash flow maintaining the strength of the Company's financial position. The third quarter is expected to be significantly impacted by the assumed lower US$ exchange rate, the current Norwegian offshore labor dispute, costs related to yard-stay and idle time between contracts for a few mobile units, reducing the operating profit to some NOK 25 - 50 million.

Stavanger, August 7, 2002
The Board of Directors
of Smedvig asa

KEY FIGURES

	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01
Operating margin (%)	18	18	23	29	28	25
Equity ratio (%)	51	49	46	50	47	38
Return on equity (%) (annualized)	8	10	11	10	65	5
Return on total capital (%) (annualized)	6	7	9	11	10	9
Earnings per share (NOK)	1.19	1.57	1.76	1.49	9.07	0.65
Cash flow per share (NOK)	3.11	2.73	3.75	3.55	8.62	2.07
Interest coverage ratio	2.81	4.30	2.95	1.65	9.01	1.15

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Cash flow per share (NOK): (Income before income taxes plus depreciation and amortization adjusted for unrealized exchange gains (losses), payable taxes and minority interests)/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus interest expenses)/Interest expenses

MOBILE UNITS — CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
WEST ALPHA
BP
SHELL, BRITANNIA
WEST EPSILON
STATOIL
NAM
BP
08.2007
WEST NAVION
*
WEST VANGUARD
NORSK HYDRO
12.2007
WEST VENTURE
NORSK HYDRO
7 X 1 ÅR

○ ESTIMATED FIRM CONTRACTS ○ CUSTOMER'S OPTIONS TO EXTEND ○ YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.

* Bapteco, Conoco, BP, Marathon, Enterprise, Amerada Hess, Esso

TENDER RIGS — CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
T-2
EPMI
T-3
EPMI
T-4
UNOCAL
04.2008
T-6
PETRONAS CARIGALI
T-7
UNOCAL
07.2006
T-8
PTTEP
WEST PELAUT*
BRUNEI SHELL
04.2009
WEST MENANG*
BRUNEI SHELL
WEST ALLIANCE*
EMPI
UNOCAL

○ ESTIMATED FIRM CONTRACTS ○ CUSTOMER'S OPTIONS TO EXTEND ○ YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.

* Semi-submersible

PLATFORM DRILLING — CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
STATFJORD A, B & C
STATOIL
VESLEFRIKK A & B
STATOIL
FIELD LIFETIME
ULA, GYDA & VALHALL
BP
2 X 1 YEAR
EKOFISK, MAINTENANCE
PHILLIPS
EKOFISK, RIG 66
PHILLIPS
WELL SERVICES*
NORSK HYDRO, STATOIL, SHELL

○ ESTIMATED FIRM CONTRACTS ○ CUSTOMER'S OPTIONS TO EXTEND

* Average lenght for several fields

SHAREHOLDER INFORMATION

	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01
Share price Class A shares	48	76	73	73	85	92
Share price Class B shares	40	65	62	61	75	80
Non Norwegian ownership Class A shares (%)	27.0	25.5	27.9	32.1	33.9	33.5
Non Norwegian ownership Class B shares (%)	32.2	29.4	27.0	31.0	34.3	34.1
Total number of shares (1,000)	82,984	82,984	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	3,765	5,999	5,750	5,722	6,774	7,298

SHARE PRICE DEVELOPMENT


NOK
125
100
75
50
25
0
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
CLASS A SHARES
CLASS B SHARES

OPERATING PROFIT


NOK mill.
250
200
150
100
50
0
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

ACCOUNTS

Unaudited accounts in NOK mill.	1Q02	2Q02	2Q01	1H02	1H01
Revenues	385	374	553	759	1,113
Operating expenses	(276)	(267)	(290)	(543)	(582)
Depreciation	(86)	(82)	(88)	(168)	(187)
Operating profit	23	25	175	48	344
EBITDA	120	118	275	238	561

OPERATING PROFIT


NOK mill.
125
100
75
50
25
0
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

ACCOUNTS

Unaudited accounts in NOK mill.	1Q02	2Q02	2Q01	1H02	1H01
Revenues	300	278	207	578	396
Operating expenses	(145)	(137)	(106)	(282)	(204)
Depreciation	(31)	(28)	(21)	(59)	(42)
Operating profit	124	113	80	237	150
EBITDA	163	150	106	313	201

OPERATING PROFIT


NOK mill.
25
20
15
10
5
0
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02

ACCOUNTS

Unaudited accounts in NOK mill.	1Q02	2Q02	2Q01	1H02	1H01
Revenues	194	202	180	396	341
Operating expenses	(173)	(181)	(156)	(354)	(305)
Depreciation	(5)	(5)	(4)	(10)	(8)
Operating profit	16	16	20	32	28
EBITDA	21	21	24	42	36

INCOME STATMENT

Unaudited accounts in NOK mill.	1Q02	2Q02	1H02	2Q01	1H01	2001
REVENUE						
Revenues	879	854	1,733	940	1,850	3,816
Total revenues	879	854	1,733	940	1,850	3,816
OPERATING EXPENSES						
Personnel expenses	(345)	(341)	(686)	(317)	(646)	(1,362)
Operating expenses	(251)	(246)	(497)	(250)	(475)	(994)
Depreciation	(122)	(115)	(237)	(113)	(237)	(464)
Total operating expenses	(718)	(702)	(1,420)	(680)	(1,358)	(2,820)
Operating profit	**161**	**152**	**313**	**260**	**492**	**996**
Interest income	8	7	15	16	33	62
Interest expense	(46)	(62)	(108)	(110)	(209)	(471)
Other financial items	29	15	44	(5)	(140)	(136)
Net financial items	(9)	(40)	(49)	(99)	(316)	(545)
Income (loss) before other items	**152**	**112**	**264**	**161**	**176**	**451**
Gain on sale of assets	0	0	0	721	721	721
Income (loss) before income taxes	**152**	**112**	**264**	**882**	**897**	**1,172**
Income taxes	(23)	(14)	(37)	(132)	(95)	(104)
Net income	**129**	**98**	**227**	**750**	**802**	**1,068**
Earnings per share	1.57	1.19	2.76	9.07	9.72	12.97
Diluted earnings per share	1.57	1.19	2.76	9.07	9.72	12.96

BALANCE SHEET

Unaudited accounts in NOK mill.	30.06.02	31.12.01	30.06.01
LONG-TERM ASSETS			
Intangible fixed assets	114	125	126
Mobile units and tender rigs	6,972	8,019	7,586
Other tangible assets	352	415	435
Financial fixed assets	158	173	199
Total long-term assets	**7,596**	**8,732**	**8,346**
CURRENT ASSETS			
Spare parts	104	123	109
Receiveables	1,145	1,032	1,047
Short-term investments	97	134	180
Cash and cash equivalents	626	930	928
Total current assets	**1,972**	**2,219**	**2,264**
Total assets	**9,568**	**10,951**	**10,610**
SHAREHOLDERS' EQUITY			
Paid-in capital	2,556	2,556	2,559
Retained earnings	2,312	2,512	2,460
Total shareholders' equity	**4,868**	**5,068**	**5,019**
LIABILITIES			
Provisions	144	128	93
Long-term interest bearing debt	3,718	4,564	4,400
Current liabilities	838	1,191	1,098
Total liabilities	**4,700**	**5,883**	**5,591**
Total shareholders' equity and liabilities	**9,568**	**10,951**	**10,610**

CASH FLOW STATEMENT

Unaudited accounts in NOK mill.	6M02	2001	6M01
Net cash flow provided by operating activities	88	1,013	588
Net cash flow provided by (used in) investing activities	(89)	48	876
Net cash flow used in financing activities	(303)	(1,176)	(1,581)
Net cash flow	(304)	(115)	(117)
Cash and cash equivalents - beginning of year	930	1,045	1,045
Cash and cash equivalents - end of period	**626**	**930**	**928**

EQUITY RECONCILIATION

Unaudited accounts in NOK mill.	30.06.02	31.12.01	30.06.01
Equity - beginning of year	5,068	4,145	4,145
Net income for the period	227	1,068	802
New equity in the period	0	4	4
Treasury shares	0	(45)	0
Proposed dividend	0	(123)	0
Foreign currency effects	(427)	13	78
Other equity adjustments	0	6	(10)
Equity - end of period	**4,868**	**5,068**	**5,019**

CONSOLIDATED ACCOUNTS IN ACCORDANCE WITH US GAAP

THE APPROXIMATE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	6M02	2001	6M01
Net income in accordance with Norwegian GAAP	227	1,068	802
Minority interests	0	5	3
Adjustment for US GAAP:			
Deferred taxes	(271)	(277)	(177)
Other adjustments	(5)	(7)	(6)
Approximate income in accordance with US GAAP	**(49)**	**789**	**622**

THE APPROXIMATE EFFECT ON SHAREHOLDERS´ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	30.06.02	31.12.01	30.06.01
Shareholders´ equity in accordance with Norwegian GAAP	4,868	5,068	5,019
Minority interests	(19)	(20)	(19)
Adjustment for US GAAP:			
Deferred taxes	(1,209)	(938)	(842)
Dividends	0	123	0
Other adjustments	2	7	14
Approximate shareholders´ equity in accordance with US GAAP	**3,642**	**4,240**	**4,172**

NORGE/NOREG

Smedvig

SMEDVIG asa

Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

Registration No: 953 114 828, E-mail: smedvig@smedvig.no, Web-site: www.smedvig.no, Hugin: www.huginonline.no/SME